UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 000-50492

CORDOVACANN CORP.
(Translation of registrant’s name into English)

217 Queen Street West, Suite 401

Toronto, Ontario M5V 0R2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F      ☐ Form 40-F

EXPLANATORY NOTE

This Report on Form 6-K furnishes certain historical public disclosure materials previously made public in Canada. Each historical document furnished as an exhibit speaks only as of its original date and has not been updated, except as expressly indicated in that document or in the description of the exhibit.

Exhibits 99.1 through 99.43 are ordered from the latest public disclosure date to the earliest public disclosure date. Documents relating to the same disclosure event are kept together in one exhibit package. The change-of-auditor package includes the news release, notice of change of auditor, letter from the former auditor and letter from the successor auditor.

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EXHIBITS - LATEST TO EARLIEST

Exhibit No.	Description
99.1	Interim Financial Statements and MD&A for the period ended March 31, 2026
99.2	Interim Financial Statements and MD&A for the period ended December 31, 2025
99.3	Interim Financial Statements and MD&A for the period ended September 30, 2025
99.4	News Release dated October 28, 2025; Notice of Change of Auditor dated October 13, 2025; Letter from Former Auditor dated October 13, 2025; and Letter from Successor Auditor dated October 13, 2025
99.5	News Release dated June 30, 2025
99.6	Interim Financial Statements and MD&A for the period ended March 31, 2025
99.7	Interim Financial Statements and MD&A for the period ended December 31, 2024
99.8	Interim Financial Statements and MD&A for the period ended September 30, 2024
99.9	Interim Financial Statements and MD&A for the period ended March 31, 2024
99.10	Interim Financial Statements and MD&A for the period ended December 31, 2023
99.11	Interim Financial Statements and MD&A for the period ended September 30, 2023
99.12	Interim Financial Statements and MD&A for the period ended March 31, 2023
99.13	Interim Financial Statements and MD&A for the period ended December 31, 2022
99.14	Interim Financial Statements and MD&A for the period ended September 30, 2022
99.15	News Release dated November 7, 2022
99.16	News Release dated June 29, 2022
99.17	Interim Financial Statements and MD&A for the period ended March 31, 2022
99.18	Material Change Report (including News Release dated April 21, 2022)
99.19	Interim Financial Statements and MD&A for the period ended December 31, 2021
99.20	Interim Financial Statements and MD&A for the period ended September 30, 2021
99.21	News Release dated November 2, 2021

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EXHIBITS - LATEST TO EARLIEST (CONTINUED)

Exhibit No.	Description
99.22	News Release dated August 19, 2021 and related Material Change Report
99.23	News Release dated August 4, 2021
99.24	Interim Financial Statements and MD&A for the period ended March 31, 2021
99.25	News Release dated March 8, 2021
99.26	News Release dated March 1, 2021
99.27	News Release dated February 19, 2021 and related Material Change Report
99.28	Interim Financial Statements and MD&A for the period ended December 31, 2020
99.29	News Release dated January 12, 2021
99.30	Material Change Report (including News Release dated December 2, 2020)
99.31	Interim Financial Statements and Corrected MD&A for the period ended September 30, 2020
99.32	News Release dated November 23, 2020
99.33	News Release dated September 21, 2020
99.34	News Releases dated August 17 and August 20, 2020 and related Material Change Report
99.35	News Release dated July 24, 2020
99.36	News Release dated June 9, 2020
99.37	Archival Web Copy of News Release dated May 25, 2020 and related Material Change Report
99.38	News Release dated April 24, 2020 and related Material Change Report
99.39	News Release dated May 19, 2020
99.40	News Release dated April 9, 2020 and related Material Change Report
99.41	News Release dated November 7, 2019
99.42	News Release dated October 31, 2019
99.43	News Release dated October 28, 2019

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORDOVACANNCORP.

Date: September 21, 2026	By:	/s/ Taz Turner
	Name:	Taz Turner
	Title:	Chief Executive Officer

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